UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Trestle Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

89530U105

(CUSIP Number)

Eric Stoppenhagen
c/o Trestle Holdings, Inc.
P.O.Box 4198
Newport Beach, CA 92661
(949) 673-1907

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9)

CUSIP No. 89530U105	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 3,500
SHARES BENEFICALLY	8	SHARED VOTING POWER 442,455
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,500
PERSON WITH	10	SHARED DISPOSITIVE POWER 442,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on the total number of shares of common stock outstanding (8,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF	7	SOLE VOTING POWER 257,355
SHARES BENEFICALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 257,355
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (8,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodman Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF	7	SOLE VOTING POWER 185,100
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 185,100
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (8,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Trestle Holdings, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at P.O. Box 4198, Newport Beach, CA 92661.

Item 2. Identity and Background.

This statement is being filed jointly by W-Net, Inc., a California corporation (“W-Net”), Woodman Management Corporation, a California corporation (“WMC”), and David Weiner, a citizen of the United States. W-Net and WMC are both consulting firms. David Weiner is an investment consultant for, and is the sole director and officer of, each of W-Net and WMC.

The principal address for Mr. Weiner, W-Net and WMC is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

During the last five years, neither Mr. Weiner, W-Net nor WMC have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

David Weiner purchased 3,500 shares of the Company’s Common Stock, at a price per share equal to $1.75, in the open market through a broker’s transaction.

WMC purchased 185,100 shares of the Company’s Common Stock, at prices per share ranging from $0.24 to $0.43, in the open market through broker’s transactions.

W-Net purchased 161,900 shares of the Company’s Common Stock from a third party in a private transaction that closed on January 18, 2006. The purchase price per share paid in the transaction was $0.16 per share. In connection with separate private placement transactions by the Company occurring during 2004, W-Net received, in connection with its investments therein, warrants to purchase (i) 50,000 shares of the Company’s Common Stock at an exercise price per share equal to $2.00, and (iii) 12,500 shares of the Company’s Common Stock at an exercise price per share equal to $3.00. Additionally, in connection with consulting services provided by W-Net to the Company in 2003, it received warrants to purchase 32,955 shares of the Company’s Common Stock at an exercise price per share equal to $1.00.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

On April 20, 2007, the Company entered into a Share Purchase Agreement (the “Agreement”) with W-Net, pursuant to which W-Net agreed to purchase, and the Company agreed to sell, an aggregate of 135,000,000 shares of the Company’s Common Stock for a purchase price of $350,000.00, or $0.00259 per share. The transaction is expected to close on or before May 4, 2007.

The Agreement provides that, on the closing date, the current directors and officers of the Company will resign and the Company will appoint a new Board of Directors, effective as of the closing date, as directed by W-Net prior to the closing date. W-Net has appointed David Weiner, Gary Freeman and Steven Walin to the Board. Mr. Weiner, Mr. Freeman and Mr. Walin have consented to serve in such capacities.

Assuming the transaction closes, W-Net will own an aggregate of 135,161,900 shares of the Company’s Common Stock out of a total of 143,257,214 shares of Common Stock to be issued and outstanding at the closing, or approximately 94% of the Company’s issued and outstanding shares; and Mr. Weiner will beneficially own, as a result of his positions with W-Net and WMC, 135,350,500 shares of the Company’s Common Stock out of a total of 143,257,214 shares of Common Stock to be issued and outstanding at the closing, or approximately 94% of the Company’s issued and outstanding shares. This does not include the additional warrants to purchase 95,455 shares of Company’s Common Stock currently outstanding and held by W-Net.

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of April 23, 2007, Mr. Weiner beneficially owned 445,955 shares of Common Stock, which includes 3,500 shares of Common Stock which Mr. Weiner personally holds, 185,100 shares of Common Stock which are held by WMC, and 161,900 shares of Common Stock which are held by W-Net. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Company’s Common Stock. Mr. Weiner is an investment consultant for, and is the sole director and officer of, each of W-Net and WMC. In such capacities, Mr. Weiner shares the power to dispose or direct disposition of, or to vote or to direct the vote of, the securities held by each of W-Net and WMC. Assuming a total of 8,257,214 shares of the Company’s Common Stock outstanding as of April 20, 2007, the shares beneficially held by Mr. Weiner, W-Net and WMC constitute approximately 5.3% of the shares of the Company’s Common Stock issued and outstanding. Mr. Weiner has the sole power to vote and dispose of the shares held by him personally.

As of April 23, 2007, WMC beneficially owned 185,100 shares of the Company’s Common Stock, and assuming a total of 8,257,214 shares of the Company’s Common Stock outstanding as of April 20, 2007, such shares constitute approximately 2.2% of the shares of the Company’s Common Stock issued and outstanding.

On April 20, 2007, the Company entered into the Agreement with W-Net, under which W-Net agreed to purchase, and the Company agreed to sell, an aggregate of 135,000,000 shares of Common Stock for a purchase price of $350,000, or $0.00259 per share. The transaction is expected to close on or before May 4, 2007.

Assuming the transaction closes, W-Net will own an aggregate of 135,161,900 shares of the Company’s Common Stock out of a total of 143,257,214 shares of Common Stock to be issued and outstanding at the closing, or approximately 94% of the Company’s issued and outstanding shares; and Mr. Weiner will beneficially own, as a result of his positions with W-Net and WMC, 135,350,500 shares of the Company’s Common Stock out of a total of 143,257,214 shares of Common Stock to be issued and outstanding at the closing, or approximately 94% of the Company’s issued and outstanding shares. This does not include the additional warrants to purchase 95,455 shares of Company’s Common Stock currently outstanding and held by W-Net.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

SCHEDULE 13D

The Agreement provides that, on the closing date, the current directors and officers of the Company will resign and the Company will appoint a new Board of Directors, effective as of the closing date, as directed by W-Net prior to the closing date. W-Net has appointed David Weiner, Gary Freeman and Steven Walin to the Board. Mr. Weiner, Mr. Freeman and Mr. Walin have consented to serve in such capacities.

Assuming the transaction closes, W-Net will own an aggregate of 135,161,900 shares of the Company’s Common Stock out of a total of 143,257,214 shares of Common Stock to be issued and outstanding at the closing, or approximately 94% of the Company’s issued and outstanding shares; and Mr. Weiner will beneficially own, as a result of his positions with W-Net and WMC, 135,350,500 shares of the Company’s Common Stock out of a total of 143,257,214 shares of Common Stock to be issued and outstanding at the closing, or approximately 94% of the Company’s issued and outstanding shares. This does not include the additional warrants to purchase 95,455 shares of Company’s Common Stock currently outstanding and held by W-Net.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement.

2	Share Purchase Agreement dated April 20, 2007.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

W-Net, Inc., a California corporation

Dated: April 24, 2007	/s/ David Weiner
By: David Weiner
Its: President

David Weiner, an individual

Dated: April 24, 2007	/s/ David Weiner

Woodman Management Corp.,
a California corporation

Dated: April 24, 2007	/s/ David Weiner
By: David Weiner
Its: President

SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement.

2	Share Purchase Agreement date April 20, 2007.